July 11, 2024

Robert M. Gorman
Chief Financial Officer
Atlantic Union Bankshares Corporation
4300 Cox Road
Glen Allen, VA 23060

       Re: Atlantic Union Bankshares Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39325
Dear Robert M. Gorman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance